Exhibit 16.1

PLS CPA, A Professional Corp.

♦ 4725 MERCURY STREET SUITE 210 ♦ SAN DIEGO ♦ CALIFORNIA 92111 ♦

♦ TELEPHONE (858) 722-5953 ♦ FAX (858) 715-1197 ♦ FAX (858) 764-5480

♦ E-MAIL changgpark@gmail.com ♦

PCA-CL-1.4: Resignation Letter

April 13, 2016

CoConnect, Inc.

3651 Lindell Road, #D565

Las Vegas, NV 89103

Effective on April 13, 2016, we will cease our services as your accountants. We have reached this decision reluctantly and after substantial deliberation.

We will cooperate with your new accountants. To facilitate that process, please send us a letter authorizing us to make disclosures to your new accountants. Without such a letter, we are ethically prohibited from communicating with others regarding your company’s affairs.

We look forward to helping you make a smooth transition with your new accountants.

Very truly yours,

/s/ PLS CPA
PLS CPA, A Professional Corp.